SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
D & K HEALTHCARE RESOURCES, INC.
(Name of Subject Company)
SPIRIT ACQUISITION CORPORATION
a wholly owned subsidiary of
MCKESSON CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

232861104
(CUSIP Number of Class of Securities)
Ivan D. Meyerson
Executive Vice President, General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104-5296
Telephone: (415) 983-8300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$212,565,362	$25,018.94

*	The transaction valuation was calculated by adding (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.
**	The filing fee was calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, and was determined by multiplying 0.00011770 by the sum of (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No. N/A
Filing party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Spirit Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of McKesson Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of D & K Healthcare Resources, Inc., a Delaware corporation (“D&K”), including the associated preferred stock purchase rights and other rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between D&K and Harris Trust and Savings Bank, at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase any supplements or amendments to the Offer to Purchase or the Letter of Transmittal, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
Items 1 through 9 and Item 11.
      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9 and Item 11 in this Tender Offer Statement on Schedule TO.
Item 10.     Financial Statements.
      Not applicable.
Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 22, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by McKesson Corporation on July 11, 2005, incorporated herein by reference to Form 8-K previously filed with the Securities and Exchange Commission.
(a)(1)(H)	Press Release issued by McKesson Corporation on July 22, 2005.
(a)(5)	Summary Advertisement, dated July 22, 2005, appearing in The Wall Street Journal.
(d)(1)	Agreement and Plan of Merger, dated as of July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and D & K Healthcare Resources, Inc.
(d)(2)	Stockholder Support Agreement, dated as of July 8, 2005, among McKesson Corporation, Spirit Acquisition Corporation and certain shareholders of D & K Healthcare Resources, Inc. that are listed on Schedule I attached thereto.
(d)(3)	Confidentiality Agreement, dated as of March 24, 2005, between McKesson Corporation and D & K Healthcare Resources, Inc.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spirit Acquisition Corporation

By:	/s/ Nicholas A. Loiacono --------------------------------------------- Name: Nicholas A. Loiacono Title: Vice President and Treasurer

McKesson Corporation

By:	/s/ Ivan D. Meyerson --------------------------------------------- Name: Ivan D. Meyerson Title: Executive Vice President, General Counsel and Secretary
Dated: July 22, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated July 22, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by McKesson Corporation on July 11, 2005, incorporated herein by reference to Form 8-K previously filed with the Securities and Exchange Commission.
(a)(1)(H)	Press Release issued by McKesson Corporation on July 22, 2005.
(a)(5)	Summary Advertisement, dated July 22, 2005, appearing in The Wall Street Journal.
(d)(1)	Agreement and Plan of Merger, dated as of July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and D & K Healthcare Resources, Inc.
(d)(2)	Stockholder Support Agreement, dated as of July 8, 2005, among McKesson Corporation, Spirit Acquisition Corporation and certain shareholders of D & K Healthcare Resources, Inc. that are listed on Schedule I attached thereto.
(d)(3)	Confidentiality Agreement, dated as of March 24, 2005, between McKesson Corporation and D & K Healthcare Resources, Inc.